Exhibit 99.1

Ayr Wellness Kicks Off “12 Days of Giving,” a $100,000 Holiday Donation Campaign Dedicated to Restorative Justice Initiatives

MIAMI, December 5, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, today announced the beginning of its second annual “12 Days of Giving” campaign. The campaign will run through December 16th, 2022, and proceeds will benefit those negatively impacted by cannabis prohibition.

Beginning today, Ayr-owned retail locations will be donating $1.12 per transaction to Ayr’s two partner organizations: Freedom Grow and the Minorities for Medical Marijuana Project Clean Slate initiative. The Company is targeting a goal of $100,000 in donations, which will support the families of cannabis prisoners during the holiday season and help fund ongoing support for advocacy and expungement of non-violent cannabis offenses.

“Ayr’s ‘12 Days of Giving’ initiative aims to reinforce our commitment to being a Force for Good by activating twelve days of charitable giving across our retail footprint.” said David Goubert, President of Ayr. “This marks Ayr’s second year of the program, which is poised to directly benefit the families of those who have been incarcerated for cannabis offenses. We hope that this initiative will inspire an ecosystem of giving for our customers and employees, ultimately benefitting those negatively impacted by the War on Drugs, a core focus of our Changing Legacies pillar.”

“Our partnership with Freedom Grow allows us to help brighten up the holiday season for those who are often overlooked in discussions about the harmful effects of prohibition – the families and children of offenders, many of whom have to scramble to make ends meet while their loved one is away,” said Khari Edwards, Head of Corporate Social Responsibility at Ayr. “Combining this with our support of Minorities for Medical Marijuana’s Project Clean Slate, which provides expungement and wrap-around services across the country, allows us to take a more holistic approach to advocacy this holiday season.”

Customers can participate in the campaign through December 16th either in-store or online. To learn more about or donate to Ayr’s 12 Days of Giving Campaign, visit https://ayrwellness.com/12-days.

About Freedom Grow

Freedom Grow is an all-volunteer 501c-3 Nonprofit organization focused on helping cannabis prisoners regain freedom and supporting their families via its Wish Program. The Wish Program provides basic needs and services such as family outreach and public education for prisoners, while providing monetary assistance, school supplies and additional support for their family members. To learn more, visit https://freedomgrow.org/.

About Project Clean Slate

Project Clean Slate is the social justice program of Minorities for Medical Marijuana. The program provides criminal record expungement and wrap-around services for select marijuana related charges to individuals (18+) in qualifying states. M4MM's mission is focused on providing advocacy, outreach, research, and training as it relates to the business, social reform, public policy, and health & wellness in the cannabis industry. To learn more, visit https://projectcleanslate.org/.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com